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                           Exhibit 4.3


     2. SHARES SUBJECT TO THE PLAN. The shares to be issued upon the exercise of the options granted under the Plan shall be shares of Common Stock, no par value, of the Company. Either treasury or authorized and unissued shares of Common Stock, or both, as the Board of Directors shall from time to time determine, may be so issued. Shares of Common Stock which are the subject of any lapsed, expired or terminated options may be made available for re-offering under the Plan.

     Subject to the provisions of Section 4 hereof, the aggregate number of shares of Common Stock for which options may be granted under the Plan shall be 190,000 shares.

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